Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated November 30, 2007	Registration Statement No. 333-145845

Barclays Bank PLC

Final Pricing Term Sheet

Barclays Bank PLC American Depositary Shares

Issuer:	Barclays Bank PLC

Securities:	Non-Cumulative Dollar Callable Preference Shares, Series 4, which will be sold in the form of American Depositary Shares, Series 4, or ADSs, each ADS representing one preference share, with a nominal value of $0.25 per preference share.

Legal Format:	SEC Registered (File No. 333-145845)

Aggregate Amount:	$1,000,000,000

Expected Ratings:	Moody’s: Aa3; S&P: A+; Fitch: AA.

Number of Shares:	40,000,000

Number of ADSs:	40,000,000

Maturity:	Perpetual

Subscription Price:	$25 per preference share

Dividend Rate:	7.750% per year on the amount of $25 per preference share

Day Count Convention:	30/360

Issue Price:	100% or $25 per ADS

Underwriting Compensation:	3.15%, save for sales to certain institutions in respect of which the underwriting compensation will be 2.00%

Net Proceeds to the Issuer (before expenses):	$968,746,963 (assuming an underwriting compensation of 3.15% per cent on all sales to retail, 2.00% on all sales to institutions)

Settlement Date (T+5):	December 7, 2007

Dividend Payment Dates:	March 15, June 15, September 15, and December 15, commencing March 15, 2008

Redemption Provisions:	The preferred shares are not redeemable before March 15, 2013. The Issuer may redeem some or all of the preference shares on March 15, 2013, and on any dividend payment date thereafter at a redemption price of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period.

Voting Rights:	None

Overallotment Option:	Yes (on or prior to December 21, 2007), 6,000,000 ADSs ($150,000,000)

QDI Eligibility:	As discussed in more detail in the prospectus supplement under “Tax Considerations - United States Taxation - Taxation of Dividends” and

subject to applicable limitations that may vary depending on a holder’s particular circumstances (such as the satisfaction of certain holding period requirements described in the prospectus supplement), dividends paid by Barclays Bank PLC with respect to the preference shares to noncorporate U.S. holders will be qualified dividend income.

CUSIP (ADS):	06739H511

ISIN (ADS):	US06739H5110

Listing:	Application will be made to list the ADSs on the New York Stock Exchange

Joint Bookrunners:	Barclays Capital Securities Limited Citigroup Global Markets Inc. UBS Securities LLC Wachovia Capital Markets, LLC

Sr Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC RBC Dain Rauscher Inc.

Jr. Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

This communication includes disclosure about the expected ratings for the issuer’s preference shares. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Markets at toll-free 1-888-227-2275 (extension 2663) or Citi at toll-free 1-877-858-5407.